March 14, 2016

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

Re:	Rofin-Sinar Technologies Inc. DEFA14A filed March 7, 2016 File No. 0-21377

Dear Ms. Chalk:

On behalf of our client, Rofin-Sinar Technologies Inc. (the “Company”), this letter sets forth the Company’s response to the letter dated March 8, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the filing of the Company’s DEFA14A on March 7, 2016 and subsequent telephone conversations between Norton Rose Fulbright LLP and the Staff.

Set forth below is the text of the comment raised in the Staff’s comment letter, followed by the Company’s response thereto.

1.	As discussed, we believe the boldfaced, capitalized heading in enlarged font at the top of the Rofin Sinar press release dated March 7, 2016 is misleading under Rule 14a-9. The heading states: “BOTH ISS AND GLASS LEWIS REJECT SILVERARROW’S FULL SLATE OF NOMINEES.” Additional language in the press release states: “Two leading independent proxy advisory firms, ISS and Glass Lewis, have now rejected SilverArrow’s full slate of nominees.” While you acknowledge later in the press release that both proxy advisory firms recommend a vote for SilverArrow nominee Gebhard Rainer, we believe that the totally of information presented is problematic under Rule 14a-9, given that ISS and Glass Lewis are both recommending that shareholder vote the green dissident card for nominee Rainer. Please promptly advise how you intend to address.

Response

As we discussed on Monday, March 7, upon further review, the Company understands the Staff’s position that the heading and statement cited by the comment could have been worded more clearly. The intent of the language in the press release was to convey that although

SilverArrow was running a slate of three nominees, ISS and Glass Lewis had rejected SilverArrow’s solicitation to have the Company’s stockholders vote in favor of that full slate; as both advisory firms concluded that voting for Messrs. Limberger and Kovler was not warranted. The intent of the press release was not to state that ISS and Glass Lewis had recommended that stockholders vote against each and every SilverArrow nominee (which would be contrary to fact and contrary to what was later stated in the press release). As discussed with the Staff in advance of the Company’s issuing a clarifying press release, on March 8, 2016, the Company issued a press release containing disclosures designed to respond to the Staff’s comments that clarified the ISS and Glass Lewis recommendations, and filed this press release with the Commission as additional soliciting materials.

2.	In the same press release, under the heading “Response to Stockholder Inquiries about Split Voting,” you state that shareholders wishing to vote for two Company nominees and Mr. Rainer should “contact their custodian bank(s) who can provide instructions for voting in this manner.” In your response letter, explain what you mean. Are you referring to the ability of shareholders to obtain a legal proxy from the nominees in whose names their shares are held to attend the shareholders meeting and split their vote through in person voting? We may have further comments.

Response

As we discussed on Tuesday, March 8, the Company and its proxy solicitor, Georgeson, have had communications with numerous Company stockholders in connection with the solicitation of proxies for the 2016 Annual Stockholders Meeting. During these conversations, certain institutional stockholders indicated that they would like to have the option of splitting their votes between the Company’s nominees and SilverArrow’s nominees, and that neither the Company’s “white” proxy card nor SilverArrow’s “green” proxy card on their face offered the stockholder that alternative. The same concern also was raised by certain of these institutional stockholders, in the context of the governance proposals. The Company believes that all constituents would benefit from an election process in which the stockholders can freely select the most qualified directors among all six available candidates (rather than being limited to a choice of voting for or withholding vote from only the three nominees listed on the Company’s white proxy card or the three nominees listed on SilverArrow’s green proxy card), and from among the general proposed governance proposals. As a result, in the absence of a universal proxy card procedure, the Company intends to offer stockholders the ability for each such stockholder to vote for any combination of the Company nominees and SilverArrow nominees, and governance proposals, as may be desired by that stockholder, through the following procedure that Georgeson stated has been used several times in recent proxy contests. This procedure has been approved by IVS Associates, Inc. (“IVS”), the independent inspector of election for the Company’s Annual Stockholders Meeting:

•	Stockholders with shares held beneficially in street name may obtain a legal proxy from the broker or nominee that holds their shares giving the stockholder the right to vote the shares;

•	The stockholder may select either the Company’s white proxy card or SilverArrow’s green proxy card, and may decide to strike through the name or names of the individuals who are listed as nominees on such proxy card and write in their place the name or names of the nominees from the other proxy card. Similarly, the stockholder can write in or vote against any one or more governance proposals currently appearing on either the

Company’s “white” proxy card or SilverArrow’s “green” proxy card. The selection process and editing of the printed proxy card is purely done by the individual stockholder;

•	If the stockholder has selected the Company’s white proxy card, the stockholder will attach the completed proxy card to the legal proxy and submit both documents to Georgeson. Georgeson will affix these two documents to a provisional master ballot, identifying and tabulating the votes for all director nominees and governance proposals (whether Company nominees or proposals printed on the proxy card or SilverArrow nominees or proposals written in by the stockholder) for which the stockholders have voted; and

•	At the Company’s 2016 Annual Stockholders Meeting, the Company’s proxy holders will execute the provisional master ballot, causing the shares represented by their respective proxies to be voted at the meeting. The master ballot, together with the affixed manually annotated proxy card and legal proxy, will be provided to IVS.

•	This procedure will allow stockholders to vote their shares for one or more nominees or governance proposals appearing on each or either of the white card and green card without having to attend the Company’s 2016 Annual Stockholders Meeting in person.

The Company believes that offering a mechanism permitting stockholders to cast votes for SilverArrow nominees and/or governance proposals and Company nominees and/or governance proposals on a single proxy card, as described above, enfranchises the Company’s stockholders since they would not otherwise have a means to cast votes for their preferred nominees from among the six available candidates in combination with one or more of the governance proposals appearing on either the “green” or “white” proxy card, unless the stockholders showed up at the meeting and voted in person. The Company believes that giving stockholders this right is consistent with principles of good governance and the Delaware court’s view that the right to vote is sacrosanct.

As noted earlier, we have been advised that the procedure outlined above has been used by participants in other proxy contests.

3.	The next sentence in the same press release states that shareholders who would like to split their vote as referenced in the comment above may also contact your proxy solicitor, Georgeson, for assistance in voting in this manner. Please describe what means the Company and Georgeson will employ to enable split voting, and how those methods comply with the proxy rules. In our call yesterday, you referenced a “master ballot” that would list the names of both sides’ nominees and that would be provided to institutions that have expressed interest in splitting their vote before the meeting. Please analyze how this would be consistent with Rule 14a-4(d)(1).

Response

The Company respectfully advises the Staff that it believes the mechanism described in the response to Comment 2 above, which permits a stockholder to select the Company’s white proxy card and then replace one or more nominees and vote for one or more governance proposals with the names of the nominees and/or governance proposals from the other proxy card, complies with the letter, spirit and policies underlying Rule 14a-4(d)(1) of Regulation 14A.

Rule 14a-4(d)(1) states that “No proxy shall confer authority to vote for the election of any person to any office for which a bona fide nominee is not named in the proxy statement,” and Rule 14a-4(d) defines a bona fide nominee as a person who has consented to being named in the soliciting person’s proxy statement and to serving if elected.

We note very briefly the following:

•	The Company is not seeking authority to vote for any individual in the election other than the three Company nominees.

•	The procedure permits a stockholder to strike through the name of any of the individuals nominated by the Company or SilverArrow should the stockholder desire to do so, but does not suggest or require the stockholders to do so.

•	The Company does not make any recommendation as to which of SilverArrow’s nominees the stockholders should write in on the Company’s proxy card, if anyone.

•	The Company’s proxy card does not name any particular person or persons to choose from as a potential substitute for the Company’s nominees, and does not limit whom a stockholder might write in as a substitute for the Company’s nominees.

•	The “master ballot” is the only document being prepared by Georgeson. This is a purely administrative function by Georgeson, ensuring that the stockholder’s voted white proxy card is correctly reflected on the master ballot. All master ballots are affixed to the legal proxy received from the custodian bank or brokerage and the actual proxy card presented by the stockholder.

•	Each of the SilverArrow nominees has consented to serve on the board of directors of the Company if elected in order be named as nominees in the SilverArrow proxy statement; and pursuant to the Company’s advance notice bylaws, SilverArrow has represented to the Company that the SilverArrow nominees have so consented.

•	To the extent that a Company stockholder desires to consider one or more SilverArrow nominees for election to the board, SilverArrow has put out ample disclosure about all such nominees.

In addition, as the Commission has consistently recognized the federal proxy rules should provide stockholders with the most effective methods to communicate their views to the board of directors on matters to be acted upon. Based on the foregoing analysis, we believe the proposed mechanism to permit stockholders to cast votes for SilverArrow nominees and governance proposals and Company nominees and governance proposals on a single proxy card is consistent with Rule 14a-4(d)(1).

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We continue to be available to answer any further questions which the Staff may have with respect to this matter. Please direct any further questions regarding this response letter to the undersigned at (212) 318-3254, Roy Goldman at (212) 318-3219 or Donald Ainscow at (214) 855-7137.

Very truly yours,

/s/ Sheldon G. Nussbaum

Sheldon G. Nussbaum